SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Carlos García Moreno
Chief Financial Officer
carlos.garciamoreno@amovil.com

Paulina Amieva Gérard
Investor Relations Office
paulina.amieva@amovil.com

AMÉRICA MÓVIL’S SECOND QUARTER OF 2006 FINANCIAL AND OPERATING REPORT

Mexico City, July 26, 2006 - América Móvil, S.A. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the second quarter of 2006.

  América Móvil obtained 7.2 million new subscribers in the second quarter, bringing the number of net subscriber additions in the six months through June to 14.5 million. Our wireless subscriber base reached 107.8 million, whereas our fixed lines stood at 2.0 million, for a combined total of 109.9 million lines.
  In Colombia we obtained 2.1 million net additions, similar to the number obtained in the first quarter; in Mexico, we gained 1.6 million subscribers; in Brazil, 1.5 million; and in Argentina, 749 thousand.
  Second quarter revenues totaled 55.9 billion pesos. They were up 27.2% year-on-year, with service revenues increasing by 31.6% annually and by 7.9% sequentially. Our Brazilian operation presented the most important increase in service revenues within our subsidiaries, with an 11.2% increase quarter-over- quarter.
  In the first half of the year revenues reached 106.6 billion pesos, exceeding by 26.8% those obtained a year earlier, as service revenues expanded by 30.3%.
  EBITDA was up 67.1% annually and 11.1% sequentially, climbing to 20.4 billion pesos in the quarter. The EBITDA margin in the period, 36.4%, was 8.7 percentage points greater than the one seen a year before, as a practically all of our operations saw their EBITDA margins rise year-on-year, some of them quite significantly. Through June EBITDA reached 38.7 billion pesos.
  Operating profits of 13.8 billion pesos nearly doubled those observed a year before, bringing the total for the first semester to 26.2 billion pesos.
  We generated a net profit of 10.8 billion pesos in the quarter, 32.8% more than in the same period of 2005, that is equivalent to 30 peso cents per share or 54 dollar cents per ADR. Net income for the first half of the year came in at 20.8 billion pesos, 62.3% more than in the same period of 2005.
  By the end of June our net debt had fallen to 44.0 billion pesos, from 56.2 billion last December. This reflects the strength of our cash flow from operations, which more than covered our capex requirements and our share buybacks and dividend payments.

América Móvil Fundamentals
Constant Mex$

	2Q06	2Q05	Var. %	Jan - Jun 06	Jan - Jun 05	Var. %

EPS (Mex$)(1)	0.30	0.22	34.6%	0.58	0.35	64.4%
Earnings per ADR (US$)(2)	0.54	0.41	31.5%	1.05	0.63	67.0%
Net Income (millions of Mex$)	10,834	8,157	32.8%	20,772	12,798	62.3%
EBITDA (millions of Mex$)	20,361	12,184	67.1%	38,695	25,212	53.5%
EBIT (millions of Mex$)	13,788	6,961	98.1%	26,167	15,164	72.6%

Shares Outstanding (billion)(3)	36.08	36.56	-1.3%	36.08	36.56	-1.3%
ADRs Equivalent (billion)(3)	1.80	1.83	-1.3%	1.80	1.83	-1.3%

(1) Net Income / Total Shares outstanding
(2) 20 Shares per ADR
(3) Adjusted for the 3:1 split that took place on July 18, 2005.

Relevant Events

BusinessWeek magazine ranked América Móvil the number one Information Technology company in the world for the second consecutive year, in its annual “Information Technology 100”. To compile the Info Tech 100, BusinessWeek analyzes over 10,000 companies worldwide.

In July Moody’s Investors Service confirmed America Movil’s A3 rating. The rating had been put under revision after the announcement in April of America Movil’s agreement to buy from Verizon its operations in the Dominican Republic, Puerto Rico and—jointly with Telmex—Venezuela. Both Standard and Poor’s and Fitch Rating Services had confirmed their own credit ratings (BBB+ ) at the time of the announcement.

Subscribers

América Móvil added 7.2 million subscribers in the second quarter, bringing to 14.5 million the number of net subscriber additions in the first half of 2006, 14.6% more than in the first semester of 2005. Our subscriber base reached 107.8 million and was up 46.2% relative to the year before. Together, fixed and wireless lines totaled nearly 110 million at the end of June.

In Colombia we added 2.1 million subscribers in the second quarter and 4.2 million in the first half of 2006, to close June with 18.0 million clients.

Telcel in Mexico finished June with 39.2 million subscribers—21.2% more than the previous year—having obtained 1.6 million clients in the second quarter and 3.2 million subscribers through June.

In Brazil, net subscriber additions amounted to 1.5 million in the second quarter and 2.3 millon in the first half of the year. Strong seasonality associated with Mother’s Day and Valentine’s Day led to almost twice as many net adds in the second quarter of 2006 as in the previous one. In June, Claro recorded 20.9 million subscribers, which represents a 29.3% increase year-on-year.

Argentina continued to grow at a brisk pace, adding 749 thousand subscribers in the quarter and 1.4 million subscribers through the end of June. These were 7.5% higher than in the same period of 2005. Our Argentinean subscriber base surpassed the 8.0 million mark, having expanded by 63.9% from a year before.

Uruguay and Paraguay have shown very dynamic growth rates. In the span of the last 12-months, Uruguay’s subscriber base has quadrupled to 269 thousand while Paraguay’s has more than doubled to 296 thousand.

Ecuador’s subscriber base ended June with 4.8 million subscribers, having added 319 thousand clients in the second quarter and 719 thousand new clients in the first six months of 2006, roughly as many as in the same period last year.

Peru obtained 271 thousand subscribers in the second quarter, bringing its net adds through June to 533 thousand, whereas Chile added 59 thousand in the quarter, the same number as the one registered in the first quarter.

Our operations in Central America gained 441 thousand wireless subscribers in the second quarter and reached a combined subscriber base of 4.8 million at the end of June, 55.3% more than last year. Honduras and Nicaragua showed the highest rates of subscriber growth within Central America, recording yearly increases of 97.0% and 80.7%, respectively. In Guatemala, Nicaragua and El Salvador, total fixed lines stood at 2.1 million.

In the United States, Tracfone obtained 112 thousand subscribers in the second quarter, which is seasonally the weakest in the year. Still, net additions for the first half or the year exceeded those of the same period of 2005 by 62.8% . By June, Tracfone had more than 7.0 million subscribers in the United States.

Subscribers as of June 2006

Thousands

	Total(1)					Equity (2)

Country	Jun'06	Mar'06	Var.%	Jun'05	Var.%	Jun'06	Mar'06	Var.%	Jun'05	Var.%

Mexico	39,150	37,587	4.2%	32,294	21.2%	39,150	37,587	4.2%	32,294	21.2%

Brazil	20,949	19,446	7.7%	16,201	29.3%	20,283	19,000	6.8%	15,965	27.0%

Argentina	8,054	7,304	10.3%	4,915	63.9%	8,054	7,304	10.3%	4,915	63.9%
Chile	2,001	1,942	3.0%	1,753	14.1%	2,001	1,942	3.0%	0	n.m.
Paraguay	296	231	28.1%	119	147.8%	296	231	28.1%	0	n.m.
Uruguay	269	219	22.5%	69	290.6%	269	219	22.5%	69	n.m.

Colombia	17,970	15,879	13.2%	9,174	95.9%	17,826	15,752	13.2%	9,101	95.9%
Ecuador	4,819	4,500	7.1%	3,065	57.2%	4,819	4,500	7.1%	3,065	57.2%
Peru	2,483	2,211	12.3%	1,455	70.6%	2,483	2,211	12.3%	0	n.m.

El Salvador	1,056	958	10.2%	681	55.1%	1,011	917	10.2%	651	55.2%
Guatemala	2,210	2,065	7.0%	1,589	39.1%	22	2,046	-98.9%	1,575	-98.6%
Honduras	569	495	15.0%	289	97.0%	569	495	15.0%	289	97.0%
Nicaragua	988	864	14.3%	547	80.7%	980	857	14.3%	541	81.0%

U.S.A.	7,014	6,902	1.6%	4,934	42.2%	6,887	6,777	1.6%	4,845	42.2%

Total Wireless	107,826	100,604	7.2%	73,757	46.2%	104,649	95,455	9.6%	73,309	42.7%

El Salvador	824	817	0.9%	801	2.8%	789	782	0.9%	766	2.9%
Guatemala	973	963	1.1%	928	4.9%	966	922	4.8%	920	5.0%
Nicaragua	251	244	2.8%	224	11.7%	249	242	2.8%	222	11.9%

Total Fixed	2,048	2,023	1.2%	1,954	4.8%	2,003	1,946	2.9%	1,908	5.0%

Total Lines	109,874	102,627	7.1%	75,711	45.1%	106,652	97,401	9.5%	75,217	41.8%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.
(2) Includes total subscribers weighted by the economic interest held in each company.
n.m. not meanignful

América Móvil Consolidated

América Móvil’s second quarter results reflect the strong operating performance of its various subsidiaries, buoyed by good economic conditions in the various countries where they operate and by solid subscriber growth.

Second quarter revenues were up 27.2% year-on-year, to 55.9 billion pesos, with service revenues increasing by 31.6% annually and by 7.9% sequentially. Our Brazilian operation presented the most important increase in service revenues within the group, with an 11.2% increase quarter-over-quarter. Ecuador and Colombia also exhibited rapid service revenue growth.

The growth rate of our revenues in the quarter partly reflects the effect of changes in the values of other currencies relative to the Mexican peso, as the peso depreciated relative to all other currencies within the region where we operate except the Colombian peso.

Through June, our revenues totaled 106.6 billion pesos, exceeding by 26.8% those obtained a year before. In this period service revenues climbed 30.3% annually.

The expansion of our revenues helped bring about a 67.1% annual increase in second quarter EBITDA (11.1% sequential), which reached 20.4 billion pesos, or 36.4% of revenues. The EBITDA margin in the second quarter was 8.7 percentage points greater than the one seen a year before. Overall, EBITDA reached 38.7 billion pesos in the first half of the year, 53.5% more than in the same period of 2005. The EBITDA margin stood at 36.3% for the first half of the year.

The growth of our EBITDA summarizes the important improvements in operating performance brought about by the relative deceleration in the rate of growth of subscribers, which has made it easier—relative to the scale of our operations—to accommodate the flow of new subscribers. This effect has led to very significant margin expansions in Brazil (23.3 percentage points), Colombia (18.2 percentage points) and Argentina (19.3 percentage points) relative to the second quarter of 2005, with notable, albeit smaller, increases in the rest of our Latin American operations, including Mexico.

Having reached 13.8 billion pesos, second quarter operating profits nearly doubled those of the same period a year before. Overall, first semester operating profits, at 26.2 billion pesos, surpassed by 72.6% those observed in the first half of 2005.

A comprehensive financing cost of 764 million pesos was registered in the second quarter. It was slightly smaller than the net interest expense generated in the period, as foreign exchange losses were offset by gains in our monetary position and in the valuation of financial instruments, including derivatives directed towards the hedging of our foreign exchange exposure.

América Móvil obtained a net profit of 10.8 billion pesos in the quarter, 32.8% more than in the same period of 2005. This reflects a one-time gain of 1.2 billion pesos associated with the cancellation of duties paid to the Mexican government on service revenues under the new terms of the license for Region 9, which required only an upfront payment as opposed to payments over time as a fraction of service revenues. The quarter’s net profit was equivalent to 30 peso cents per share, or 54 dollar cents per ADR. Through June, our net income came in at 20.8 billion pesos and was up 62.3% in annual terms.

Our net debt ended June at 44.0 billion pesos, 12.2 billion less than in December of 2005, as our cash flow from operations exceeded the amount directed to capital expenditures, 16.6 billon pesos, and to share buybacks and dividend payments, which together totaled 3.4 billion pesos.

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	2Q06	1Q06	Var.%	2Q05	Var.%	Jan - Jun 06	Jan -Jun 05	Var.%

Service Revenues	46,681	43,278	7.9%	35,471	31.6%	89,959	69,028	30.3%
Equipment Revenues	9,257	7,405	25.0%	8,508	8.8%	16,661	15,057	10.7%

Total Revenues	55,938	50,683	10.4%	43,979	27.2%	106,621	84,085	26.8%

Cost of Service	10,253	9,778	4.9%	8,419	21.8%	20,031	16,337	22.6%
Cost of Equipment	15,218	12,666	20.1%	14,129	7.7%	27,884	24,879	12.1%
Selling, General & Administrative Expenses	10,107	9,904	2.0%	9,248	9.3%	20,011	17,657	13.3%

Total Costs and Expenses	35,577	32,349	10.0%	31,795	11.9%	67,926	58,873	15.4%
EBITDA	20,361	18,334	11.1%	12,184	67.1%	38,695	25,212	53.5%
% of Total Revenues	36.4%	36.2%		27.7%		36.3%	30.0%

Depreciation & Amortization	6,572	5,955	10.4%	5,223	25.8%	12,528	10,048	24.7%

EBIT	13,788	12,379	11.4%	6,961	98.1%	26,167	15,164	72.6%
% of Total Revenues	24.6%	24.4%		15.8%		24.5%	18.0%

Interest Expense	1,924	1,801	6.8%	1,848	4.1%	3,725	3,506	6.2%
Interest Income	-947	-704	-34.5%	-870	-8.8%	-1,651	-1,533	-7.7%

Net Interest Expense	977	1,097	-10.9%	978	-0.1%	2,074	1,973	5.1%
Other Financial Expenses	-456	-112	-305.8%	654	-169.7%	-568	993	-157.2%
Foreign Exchange Loss	484	-1,174	141.2%	-4,487	110.8%	-690	-4,524	84.7%
Monetary Result	-242	-779	69.0%	-589	58.9%	-1,021	-1,446	29.4%

Comprehensive Financing Cost (Income)	764	-969	178.8%	-3,444	122.2%	-206	-3,004	93.2%
Other Income and Expenses	-992	-69	n.m.	-308	-222.3%	-1,061	-282	-276.6%
Income & Deferred Taxes	3,185	3,476	-8.4%	2,488	28.0%	6,661	5,545	20.1%

Net Income before Minority Interest and Equity	10,832	9,941	9.0%	8,225	31.7%	20,773	12,904	61.0%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	-12	-21	44.0%	22	-153.5%	-33	53	-161.2%
Minority Interest	10	24	-60.1%	46	-79.4%	34	52	-36.1%

Net Income	10,834	9,938	9.0%	8,157	32.8%	20,772	12,798	62.3%

*n.m. = not meaningful

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Constant Mex$

	Jun'06	Dec'05	Var.%	Jun'05	Var.%		Jun'06	Dec'05	Var.%	Jun'05	Var.%

Current Assets						Current Liabilities
Cash & Securities	41,812	12,882	224.6%	23,402	78.7%	Short Term Debt**	11,888	17,140	-30.6%	9,275	28.2%
Accounts Receivable	30,041	31,082	-3.3%	22,169	35.5%	Accounts Payable	60,634	57,493	5.5%	47,788	26.9%
Other Current Assets	5,618	3,619	55.2%	4,750	18.3%	Other Current Liabilities	19,630	15,268	28.6%	13,895	41.3%

Inventories	14,404	13,054	10.3%	10,796	33.4%		92,152	89,901	2.5%	70,958	29.9%

	91,875	60,636	51.5%	61,116	50.3%

Long-Term Assets
Plant & Equipment	123,044	112,713	9.2%	96,792	27.1%
Investments in Affiliates	593	490	21.0%	778	-23.9%	Long-Term Liabilities
						Long Term Debt	73,891	51,932	42.3%	52,030	42.0%
Deferred Assets						Other Liabilities	3,634	3,627	0.2%	7,645	-52.5%

Goodwill (Net)	11,885	12,340	-3.7%	10,008	18.8%		77,525	55,558	39.5%	59,675	29.9%
Brands, Patents & Licenses	40,740	37,873	7.6%	39,731	2.5%
Deferred Assets	8,387	7,736	8.4%	6,493	29.2%
						Shareholder's Equity	106,847	86,329	23.8%	84,286	26.8%

Total Assets	276,524	231,788	19.3%	214,919	28.7%	Total Liabilities and Equity	276,524	231,788	19.3%	214,919	28.7%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

Financial Debt of América Móvil
Millions of U.S. Dollars

	Jun'06	Jun'05

Peso-denominated debt	1,673	1,982
Bonds an other securities	1,342	1,196
Banks and other	331	786
U.S. Dollar - denominated debt	5,315	3,472
Bonds an other securities	3,093	3,195
Banks and other	2,222	277
Debt denominated in other securities	538	200
Bonds an other securities	342	199
Banks and other	196	1

Total Debt	7,526	5,654
Short-term debt and current portion of long-term debt	1,043	822
Long-term debt	6,483	4,632

Mexico

Telcel’s subscriber base reached 39.2 million wireless clients in June, 21.2% more than a year before and 4.2% more than in the previous quarter. It is worth noting that postpaid subscriber growth has outpaced prepaid subscriber growth for the last eight out of nine quarters. The former increased by 31.2% year-on-year, ten percentage points more than the prepaid subscriber base, and 6.4% quarter-over-quarter to end the period with 2.7 million clients.

Revenues generated by our Mexican operations totaled 25.8 billion pesos in the quarter and 50.2 billion Mexican pesos in the six-months through June, with service revenues expanding 4.2% sequentially and 18.1% annually. Given that quarterly service revenue and total subscribers grew at a similar pace during the period, blended ARPU remained roughly flat in the quarter (+0.3% in real terms), with postpaid ARPUs increasing by 2.3% sequentially.

Telcel’s second quarter EBITDA, 13.2 billion pesos, was up 7.3% on the quarter and 35.1% annually, as the EBITDA margin reached 51.0% of sales. Through June, EBITDA increased twice as fast as revenues, climbing to 25.4 billion Mexican pesos, 38.2% more than in the same period of 2005. Solid revenue growth and continued containment of costs helped drive this growth in EBITDA.

INCOME STATEMENT
Mexico
Millions of Constant Mex$

	2Q06	2Q05	Var.%	Jan - Jun 06	Jan - Jun 05	Var.%

Revenues	25,812	21,769	18.6%	50,165	42,308	18.6%
EBITDA	13,153	9,738	35.1%	25,413	18,387	38.2%
%	51.0%	44.7%		50.7%	43.5%
EBIT	11,373	8,261	37.7%	21,989	15,484	42.0%
%	44.1%	37.9%		43.8%	36.6%

Mexico's Operating Data

	2Q06	2Q05	Var. %

Subscribers (thousands)	39,150	32,294	21.2%
Postpaid	2,675	2,038	31.2%
Prepaid	36,475	30,256	20.6%
MOU	111	102	9.4%
ARPU (Constant Mex$)	187	192	-3.0%
Churn (%)	3.0%	2.9%	0.1

Argentina, Paraguay & Uruguay

CTI Móvil’s combined subscriber base in Argentina, Paraguay and Uruguay grew 72.9% in comparison to the previous year. After adding 864 thousand new customers in the second quarter, total subscribers topped 8.6 million at the end of June 2006. In Argentina, we continued to observe solid sequential subscriber growth of 10.3% . Our smaller operations in Paraguay and Uruguay exhibited the fastest levels of growth within our subsidiaries, 28.1% and 22.5% quarter-over-quarter, respectively.

In the second quarter, CTI generated 1.0 billion Argentinean pesos in revenues, up 7.3% from the first quarter and 57.0% annually, which brought to 2.0 billion the amount of revenues obtained in the first half of the year. These exceeded by 61.5% those of the same period of 2005.

EBITDA totaled 222 million Argentinean pesos in the quarter, over six times the amount obtained a year before. The EBITDA margin, 21.4% in the quarter, was four times that of the second quarter of 2005, in spite of the very rapid pace of subscriber growth in Uruguay and Paraguay and, to a lesser extent, Argentina.

CTI Móvil generated 429 million Argentinean pesos in EBITDA in the six-months through June, 4.5 times more than in the same period of 2005.

INCOME STATEMENT
Argentina, Paraguay & Uruguay
Million of ARP$

	2Q06	2Q05	Var. %	Jan - Jun 06	Jan - Jun 05	Var.%

Revenues	1,034	658	57.0%	1,998	1,237	61.5%
EBITDA	222	35	530.1%	429	94	355.1%
%	21.4%	5.3%		21.5%	7.6%
EBIT	149	-3	n.m.	290	34	759.6%
%	14.4%	-0.4%		14.5%	2.7%

n.m. - not meaningful

Argentina, Paraguay & Uruguay Operating Data

	2Q06	2Q05	Var. %

Subscribers (thousands)	8,618	4,983	72.9%
Postpaid	883	591	49.6%
Prepaid	7,735	4,393	76.1%
MOU	135	154	-12.4%
ARPU (ARG)	34	40	-14.8%
Churn (%)	1.9%	2.6%	-0.7

*Annual comparisons affected by the incorporation of CTI Paraguay in August 2005 and CTI Uruguay in October 2004.

Chile

Our subscriber base in Chile increased 14.1% relative to the previous year, topping 2.0 million wireless clients.

Revenues totaled 40.8 billion Chilean pesos in the second quarter and 83.5 billion Chilean pesos in the first six months of 2006. EBITDA for the second quarter was 7.3 billion Chilean pesos, while the EBITDA margin stood at 17.8%, somewhat higher than in the previous quarter.

Work has continued on the roll-out of our GSM network in Chile, which should be in operation before the end of the third quarter.

INCOME STATEMENT
Chile
Millions of P$

	2Q06	Jan - Jun 06

Revenues	40,776	83,506
EBITDA	7,260	14,662
%	17.8%	17.6%
EBIT	448	1,618
%	1.1%	1.9%

n.m. - not meaningful

Chile's Operating Data

	2Q06	2Q05	Var. %

Subscribers (thousands)	2,001	1,753	14.1%
Postpaid	288	251	14.5%
Prepaid	1,713	1,502	14.1%
MOU	126.1	126.0	0.1%
ARPU (moneda local)	6,620	6,946	-4.7%
Churn (%)	2.1%	1.8%	0.27

Brazil

With postpaid subscribers slightly outpacing prepaids, Claro added 1.5 million clients in the second quarter—nearly twice as many as in the first quarter—bringing to almost 21 million its subscriber base at the end of June. This represents a 29.3% increase over the previous year.

Second quarter revenues were up 8.2% annually, to 1.8 billion reais. But this figure is the outcome of service and equipment revenues with markedly different behaviors. The former expanded 11.2% quarter-over-quarter and 28.8% year-on-year; the latter, though nearly double those of the first quarter, were down 33.2% from the same period a year before, reflecting the decline in gross subscriber additions and the appreciation of the Brazilian reai versus the dollar registered in the period. Blended ARPUs rose 4.3% in the quarter, driven by an 11.0% increase in prepaid ARPUs. These are now 1.5% higher than a year before.

In spite of the rapid expansion of Claro’s subscriber base, rising revenues coupled with falling subscriber acquisition costs and administrative expenses allowed our Brazilian operations to maintain a solid EBITDA generation in the quarter. Second quarter EBITDA, at 231 million reais, was almost the same as the one seen the previous quarter even though, as was mentioned earlier, net additions were practically twice as large. The swing in the EBITDA margin from a year before was equivalent to 23.3 percentage points. Through June, EBITDA came in at 464 million reais, with the EBITDA margin rising to 14.0% of revenues from a loss of 2.8% in the first half of 2005.

INCOME STATEMENT
Brazil Consolidated
Millions of R$

	2Q06	2Q05	Var.%	Jan - Jun 06	Jan - Jun 05	Var.%

Revenues	1,822	1,685	8.2%	3,319	3,081	7.7%
EBITDA	231	-179	229.1%	464	-88	n.m.
%	12.7%	-10.6%		14.0%	-2.8%
EBIT	-171	-547	68.8%	-332	-804	58.8%
%	-9.4%	-32.5%		-10.0%	-26.1%

n.m. - not meaningful

Brazil's Operating Data

	2Q06	2Q05	Var. %

Subscribers (thousands)	20,949	16,201	29.3%
Postpaid	3,485	2,633	32.4%
Prepaid	17,464	13,568	28.7%
MOU	66	83	-20.9%
ARPU (R$)	24	24	-2.5%
Churn (%)	2.4%	2.7%	-0.3

Colombia

Colombia’s subscriber base continued growing at a rapid pace, adding 4.2 million subscribers year-to-date, split roughly evenly between the first and second quarters, to end June with 18.0 million clients, twice as many as last year.

Comcel’s second quarter revenues rose 44.5% year-on-year and 6.7% quarter-over-quarter, to 1.1 trillion Colombian pesos, with service revenues expanding by 53.1% and 7.0% respectively. In the six-months through June, Comcel’s revenues reached 2.1 trillion Colombian pesos, for a 52.1% year-on-year increase; service revenues were up 60.5% in the period. Blended MOUs remained virtually flat when compared to the first quarter of 2006, although both prepaid and postpaid MOUs have shown significant improvement, rising on a sequential basis 4.2% and 5.1%, respectively.

With subscriber growth slowing in relative terms, although from a higher base, subscriber acquisition costs have fallen relative to revenues. This enabled Comcel to generate 3.5 times more EBITDA en the second quarter than in the same period of the previous year. The EBITDA margin stood at 30.4% in the second quarter, which represents an increase from a year before of 18.2 percentage points.

EBITDA totaled 620 billion Colombian pesos in the first half of the year, and was equivalent to 28.9% of sales.

INCOME STATEMENT
Colombia
Billion of COP$

	2Q06	2Q05	Var. %	Jan - Jun 06	Jan - Jun 05	Var. %

Revenues	1,106	765	44.5%	2,143	1,409	52.1%
EBITDA	336	94	258.8%	620	234	164.9%
%	30.4%	12.2%		28.9%	16.6%
EBIT	193	-9	n.m.	340	33	n.m.
%	17.4%	-1.2%		15.9%	2.3%

n.m. - not meaningful

Colombia's Operating Data

	2Q06	2Q05	Var. %

Subscribers (thousands)	17,970	9,174	95.9%
Postpaid	2,493	1,712	45.7%
Prepaid	15,477	7,463	107.4%
MOU	107	119	-9.5%
ARPU (COP$)	18,895	25,291	-25.3%
Churn (%)	1.4%	1.4%	0.0

Ecuador

Total subscribers in Ecuador rose to 4.8 million in June, 57.2% more than the previous year, while net additions through June reached 719 thousand.

Second quarter revenues stood at 174 million dollars, 21.4% more than in the same period a year-ago. Service revenues increased 8.0% sequentially and 29.3% annually. Sequential service revenue expansion allowed blended ARPUs to remain virtually flat in the period. In the first half of the year, revenues exceeded those of the year before by 30.0% as they reached 344 million dollars.

Our Ecuadorian subsidiary generated 53 million dollars of EBITDA in the second quarter. The EBITDA margin seen then, 30.5% was nearly eight percentage points higher than that of the second quarter of 2005. This and the expansion of revenues resulted in an increase in EBITDA of 63.0% year-on-year and 33.4% sequentially.

EBITDA totaled 93 million dollars in the first half of the year, 31.1% more than a year before.

INCOME STATEMENT
Ecuador
Millions of US$

	2Q06	2Q05	Var.%	Jan - Jun 06	Jan - Jun 05	Var.%

Revenues	174	144	21.4%	344	264	30.0%
EBITDA	53.14	32.60	63.0%	93	71	31.1%
%	30.5%	22.7%		27.1%	26.8%
EBIT	35.60	18.15	96.1%	59	43	37.9%
%	20.4%	12.6%		17.3%	16.3%

Ecuador's Operating Data

	2Q06	2Q05	Var. %

Subscribers (thousands)	4,819	3,065	57.2%
Postpaid	526	272	93.7%
Prepaid	4,293	2,793	53.7%
MOU	40.91	44	-7.8%
ARPU (US$)	10	12	-20.4%
Churn (%)	3.7%	3.2%	0.2

Peru

Claro, our Peruvian operation, gained 271 thousand new clients in the second quarter—similar to the number added in the first quarter—bringing to 2.5 million its subscriber base, which in June was 70.6% higher than a year before.

Second quarter revenues reached nearly 300 million soles, with revenues of the first half totalling nearly 600 million soles. EBITDA came in at 97 million soles, or 32.6% EBITDA margin.

INCOME STATEMENT
Peru
Millions of Soles

	2Q06	Ene - Jun 06

Revenues	298	592
EBITDA	97	191
%	32.6%	32.2%
EBIT	46	93
%	15.3%	15.7%

Peru's Operating Data

	2Q06	2Q05	Var. %

Subscribers (thousands)	2,483	1,455	70.6%
Postpaid	256	193	33.2%
Prepaid	2,226	1,263	76.3%
MOU	68	75	-10.1%
ARPU (Sol)	37	48	-21.7%
Churn (%)	2.4%	1.7%	0.8

Central America

After adding approximately 441 thousand subscribers in both the first and the second quarters, the combined subscriber base of our Central American operations climbed to 4.8 million. Subscriber growth was particularly rapid in Honduras and Nicaragua, the first one having doubled its subscribers over the previous twelve months, and the latter one increasing it by 80% in the same period.

Revenues totaled 369 million dollars in the second quarter and 729 million in the first half of the year, up 12.4% and 13.5% from a year before, respectively. EBITDA came in at 189 million dollars, surpassing by 9.9% that of the second quarter of 2005. For the six months through June, EBITDA totaled 375 million dollars, a 10.9% increase in annual terms.

INCOME STATEMENT
Central America Consolidated
Millions of US$

	2Q06	2Q05	Var.%	Jan - Jun 06	Jan - Jun 05	Var.%

Revenues	369	329	12.4%	729	642	13.5%
EBITDA	189	172	9.9%	375	338	10.9%
%	51.3%	52.4%		51.5%	52.6%
EBIT	131	112	16.5%	259	219	18.2%
%	35.4%	34.2%		35.6%	34.2%

Central America's Operating Data(1)

	2Q06	2Q05	Var. %

Wireless Subscribers (thousands)	4,822	3,105	55.3%
Postpaid	323	261	23.7%
Prepaid	4,499	2,844	58.2%
Fixed Lines (thousands)	2,044	1,954	4.6%

Total Lines (Wireless + Fixed, 000's)	6,866	5,059	35.7%
MOU(2)	160	159	0.6%
ARPU (US$) (2)	11	13	-13.8%
Churn (%) (2)	0.8%	1.3%	-0.5

(1) Operating indicators group Guatemala, Nicaragua, El Salvador and Honduras data. Historical data previously calculated on a weighted average basis has been made to conform to the new standard.
(2) Wireless data only.

United States

Tracfone added 879 thousand subscribers in the first six months of 2006, 62.8% more than in the first semester of 2005. Net additions in the second quarter, 112 thousand subscribers, were 35% higher than a year before. Our subscriber base in the United States surpassed seven million clients, representing a 42.2% year-on-year increase.

In the second quarter, revenues expanded by 7.1% sequentially (36.9% annually), to 330 million dollars. They totaled 639 million dollars in the first semester of 2006, 35.3% more than a year before.

Given the seasonal slowdown of subscriber growth in the second quarter, and hence of subscriber acquisition costs, Tracfone’s EBITDA rose to 28 million dollars in the quarter, or 8.6% of revenues, from a breakeven position the previous quarter.

INCOME STATEMENT
United States
Millions of US$

	2Q06	2Q05	Var.%	Jan - Jun 06	Jan - Jun 05	Var.%

Revenues	330	241	36.9%	639	472	35.3%
EBITDA	29	31	-7.2%	28	69	-58.8%
%	8.6%	12.8%		4.5%	14.6%
EBIT	23	27	-12.0%	18	61	-69.6%
%	7.1%	11.0%		2.9%	12.9%

United States' Operating Data

	2Q06	2Q05	Var. %

Subscribers (thousands)	7,014	4,934	42.2%
MOU	65	63	2.9%
ARPU, Net (US$)	13	14	-6.5%
Churn (%)	6.1%	4.9%	1.2

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes,

depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates

	2Q06	2Q05	Var.%	Jan - Jun 06	Jan - Jun 05	Var.%

Mexico
EoP	11.40	10.84	5.1%	11.40	10.84	5.1%
Average	11.21	10.95	2.4%	10.92	11.09	-1.5%
Brazil
EoP	2.16	2.35	-7.9%	2.16	2.35	-7.9%
Average	2.18	2.43	-10.0%	2.18	2.53	-13.8%
Argentina
EoP	3.09	2.89	6.9%	3.09	2.89	6.9%
Average	3.07	2.89	6.2%	3.07	2.91	5.6%
Chile
EoP	539	579	-6.8%	539	578	-6.6%
Average	529	582	-9.1%	526	580	-9.4%
Colombia
EoP	2,633	2,332	12.9%	2,633	2,332	12.9%
Average	2,497	2,336	6.9%	2,382	2,346	1.5%
Guatemala
EoP	7.61	7.62	-0.1%	7.61	7.62	-0.1%
Average	7.60	7.61	-0.2%	7.60	7.64	-0.5%
Honduras
EoP	19.03	19.00	0.1%	19.03	19.00	0.1%
Average	19.03	19.04	-0.1%	19.03	19.02	0.0%
Nicaragua
EoP	17.57	16.73	5.0%	17.57	16.73	5.0%
Average	17.49	16.66	5.0%	17.39	16.56	5.0%
Peru
EoP	3.27	3.25	0.3%	3.27	3.25	0.4%
Average	3.29	3.26	1.1%	3.30	3.26	1.4%
Paraguay
EoP	5,620	6,100	-7.9%	5,620	6,060	-7.3%
Average	5,743	6,217	-7.6%	5,908	6,257	-5.6%
Uruguay
EoP	23.87	24.60	-3.0%	23.87	24.60	-3.0%
Average	23.86	24.58	-2.9%	24.04	24.91	-3.5%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2006

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer